HALO TECHNOLOGY HOLDINGS, INC
                        200 RAILROAD AVENUE, THIRD FLOOR
                          GREENWICH, CONNECTICUT 06830

                                 April 30, 2007

VIA TELECOPY (847-559-5807)
Crestview Capital Master, LLC
95 Revere Drive, Suite A
Northbrook, Illinois, 60062

         Re:   LETTER AGREEMENT, DATED APRIL 17, 2007 (THE "CRESTVIEW LOI")

Gentlemen:

         Reference is made to the Crestview LOI. Capitalized terms used herein and not defined herein will have the meanings ascribed to them in the Crestview LOI.

The Company greatly appreciates the Fund's interest in Empagio and prior investment in and support of the Company, but as the Fund correctly pointed out in its April 30, 2007 letter to the Company's board of directors, delay in closing an Empagio transaction is likely to:

     o    have a serious adverse effect on Empagio's customers;
     o    greatly impact Empagio's employees; and
     o    threaten the value of the Empagio business

In an effort to minimize the damage to Empagio from continued delay and thereby maximize the value of Empagio for all of the Company's constituent interests (including the Fund), the Company is formally notifying the Fund that:

         1. The Company and the Fund will be unable to reach agreement on definitive documents memorializing the Transaction for a variety of reasons, including but not limited to the amount of Transaction proceeds which would be available to pay down the Company's senior financing source.

         2. The Company is terminating the Crestview LOI, and specifically terminating the Exclusivity Period without extending such Exclusivity Period for an additional week as provided in paragraph 1 of the Crestview LOI.

         3. As a consideration for the Fund's efforts under the Crestview LOI and interest in Empagio, the Company will agree to reimburse the Fund for its reasonably documented fees and expenses in pursuing the Transaction (up to a maximum of $300,000) (the "Expense Reimbursement") so long as in connection with such Expense Reimbursement the Fund (and its affiliates) execute a termination and release agreement which (i) formally agrees to the termination of the Crestview LOI, and (ii) releases the Company and its directors, officers, advisors and affiliates from any and all actions, causes of action, in law or in equity, suits, debts, liens, liabilities, claims, demands, damages, punitive damages, losses, costs


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                  or expenses, and reasonable attorneys' fees of any nature
                  whatsoever, including, without limitation, claims based upon breach of fiduciary or other duty, legal fault, misrepresentation or omission, negligence, offense, quasi-offense, contract, quasi-contract, whether fixed or contingent and including known, suspected or unknown claims related to the Crestview LOI, the Company's conduct during the period prior to termination of the Crestview LOI, or the termination of the Crestview LOI.

If the Fund is interested in the proposal outlined in paragraph 3 above, please contact the undersigned to discuss a mutually satisfactory termination and release agreement and the Fund's fees and expenses incurred in pursuing the Transaction.

                                         Sincerely,

                                         HALO Technology Holdings, Inc.


                                         By: /s/ Ron Bienvenu
                                            ------------------------------------
                                            Ron Bienvenu, CEO